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                             January 19, 2022

       Kevin Morris
       Chief Operating Officer
       PIESTRO, INC.
       1661 East Franklin Avenue
       El Segundo, CA 90245

                                                        Re: PIESTRO, INC.
                                                            Offering Statement
in Form 1-A
                                                            Filed on January
12, 2022
                                                            File No. 024-11776

       Dear Mr. Morris:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Andrew Stephenson, Esq.